SIGNA Sports United

Filed by Yucaipa Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Yucaipa Acquisition Corp.

Commission File No.: 001-39422

Date: June 11, 2021

The following is a transcript of the investor call held by Yucaipa Acquisition Corporation, SIGNA Sports United and WiggleCRC on June 11, 2021 in connection with their business combination transaction:

Welcoming Remarks

Maria Anorga

Head of EMEA Internet, Citi

Hello, everyone. This is Maria Anorga, and I’m head of EMEA Internet at Citi.Thank you very much for joining us today. We’re very pleased to be presenting the business combination between SIGNA Sport United (SSU), Yucaipa Acquisition Corporation (Yucaipa), and WiggleCRC. I would like to remind everyone that the information discussed today is entirely qualified by the disclaimers, including the risk factors set forth in the investor presentation, including on the form 8-K that has been filed today by Yucaipa Acquisition Corporation, which may be accessed on the SEC’s website or at ww.yucaipayac.com/investor-relations.

A few items from the disclaimers to highlights are: this presentation contains financial projections and certain forward-looking statements, including regarding our business strategies, market potential, future financial performance and other matters. No representations or warranties are made as to the accuracy of such projections, statements and information, and any such projections, statements and information are not to be viewed as facts and are subject to significant business, financial, economic, operating, competitive and other risks, uncertainties and contingencies, many of which are beyond SSU’s control, and no assurance can be given any particular financial projection may be reasonable and that actual results may differ from projected results and that such differences may be material.

The presentation references the WiggleCRC acquisition, Midwest Sports acquisition and Tennis Express acquisition, of which only the Midwest Sports acquisition has closed. SSU’s and WiggleCRC’s historical financial data included in this presentation is subject to update based on the completion of an ongoing PCAOB audit, and SSU’s and WiggleCRC’s quarterly interim financial data included in this presentation has not been reviewed or audited and is subject to further review and update. The financial information for Midwest Sports and Tennis Express that has been included in the presentation has not been prepared in accordance with IFRS, nor has it been audited. In today’s presentation we may refer to certain non-GAAP and non-IFRS financial measures. Please review the definitions and limitation of this non-GAAP and non-IFRS financial measures, as well as the non-GAAP IFRS reconciliations as described in the investor presentation. Accordingly, please refer to the investor presentation for more information. SSU and Yucaipa Acquisition Corporation are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise, except as required by law. Please review the form 8-K filed today, which also includes a copy of our press release and the investor presentation for additional information.

SIGNA Sports United

SSU will become a publicly listed company through its business combination with Yucaipa Acquisition Corporation, a New York stock exchange listed SPAC. The implied enterprise value of the combination is approximately US$3.2 billion, representing an attractive entry multiple of 1.6x2022 firm value to revenue, which also includes the acquisition of WiggleCRC. The transaction comprises an approximately US$345 million cash contribution by Yucaipa, assuming no redemptions, and over US$300 million fully committed PIPE. Ron Burkle personally has agreed to provide an anchoring PIPE commitment of US$50 million. SSU’s existing shareholders will roll 100% of their equity holdings into the new public company.

SIGNA Sports United

With that, I’d like to introduce our speakers for today’s webcast. From SSU, we have CEO Stephan Zoll, CSO Philipp Rossner and CFO Alex Johnstone. From Yucaipa, we have Senior Partner and COO and CFO of the SPAC, Ira Tochner. I will now turn it over to Ira to begin the call.

Yucaipa Acquisition Corporation

Ira Tochner

COO & CFO, Yucaipa Acquisition Corporation

Thanks, Maria, And thank you, everyone, for joining us today. I’m thrilled to be here with Stephan, Philipp and Alex, who will share more about SSU’s business and the opportunity. Before I turn this over to this incredible management team, let me detail Yucaipa’s commitment as SSU’s long-term partner and shareholder.

For those of you who don’t know Yucaipa, we are a Los Angeles-based investment firm with a long entrepreneurial track record. We have completed over US$40 billion of transactions and have extensive experience investing in and managing companies across the retail, logistics, hospitality, sports and technology sectors. Yucaipa’s in the business of backing excellent companies and management teams with long-term capital and, should it make sense, providing advice and partnership to accelerate growth. We founded the SPAC with this intention, and we evaluated over 75 different opportunities since launching last August, and SSU stood out head and shoulders above the rest. SSU takes the things we know and love, such as consumer retail, logistics, technology and our passion for sports, and brings them all together in one terrific business in a way that no other company has done.

In terms of investment highlights, SSU is a one-of-a-kind e-commerce and technology platform that is focused on sports and the sports ecosystem. They’re a pure play in sports, which is a massive US$1.1 trillion market globally that’s being disrupted by changing consumer behavior and emerging digital technologies. The company has grown organically 25%+ annually over the last three years and will do US$1.6 billion of revenues this year, all while maintaining its profitability. The company has strong vertical-specific expertise and the most comprehensive assortment across its iconic e-commerce brands in bike, outdoor, tennis and team sports. These are the fastest-growing verticals within the sports and sports retail market.

SSU’s scalable technology platform is another key value driver that underpins our enthusiasm. It enables synergistic M&A like the Wiggle Chain Reaction transaction and enables mission-critical solutions to the sports ecosystem partners. The business has demonstrated a strong track record of top-line growth, proven unit economics and expanding margins, with multiple ways to accelerate growth and value creation. And it’s the same management team that’s delivered these exceptional results that will continue to lead the company, backed by committed long-term shareholders.

SSU is ready to be a tremendous public company, and I’m thrilled that Yucaipa can facilitate it. Ron Burkle is personally investing US$50 million into the PIPE, alongside some of the world’s best institutional public market shareholders, and the existing shareholders are rolling over 100% of their equity interests.

So that’s it. Together we step into the public markets and embark on the next leg of this fantastic journey to further digitize sports commerce and the sports community, to power the sports ecosystem and to offer sports retail consumers and participants the best experience. And we’re honored to be in this journey with SSU.

SIGNA Sports United

Now I’m pleased to introduce you to the CEO of SSU, Stephan Zoll.

SIGNA Sports United

Stephan Zoll

CEO, SIGNA Sports United

Thank you so much, Ira. It gives us immense pride for SIGNA Sports United to become a representative of the sports e-commerce ecosystem on the global public markets. Since day one, we focused on empowering the best businesses and entrepreneurs to lead the sports retail ecosystem into the digital age. The opportunity arising from the transformational shift to digital and how consumers choose to engage and share their passion for sports is enormous.

The two key attributes that define the opportunity in front of us are, (a), a highly attractive end market. The sports retail market is huge. It’s very fragmented, growing strongly and rapidly transforming to digital. And, second, a highly passionate sports consumer base. Sports consumers are seeking inspiration and guidance to help them find differentiated products and experiences specific to their needs. We believe that we are in a great position to take advantage of this massive opportunity in front of us. Our leading digital platform connects consumers to our iconic web shop brands and the broader sports ecosystem. We collect the industry’s deepest data pools, providing us with new paths to monetization that underpin our long-term growth trajectory.

Now, to get started, let’s roll a brief video to give you a first visual impression of SIGNA Sports United. And by the way, all topics in this video will be addressed throughout the presentation.

[VIDEO PLAYS]

Now let’s look at what we are at a glance. Operating in a massive market with strong online growth, we will generate more than US$1.6 billion of net revenues and more than US$70 million of adjusted EBITDA this fiscal year, continuing our growth track record of 25% CAGR in the coming five years.

We operate in four verticals: bike, outdoor, tennis and team sports, with bike being the largest at 63% of revenue.

Geographically, we have our stronghold in Europe, where we are the clear market leader. We see continued growth in Europe, but also a major opportunity to replicate this success in the US, which, despite its massive market size, is less mature from an online market development standpoint, with no scaled operators. With our recent tennis acquisition of Midwest Sports and Tennis Express and the Wiggle CSC acquisition, we will generate approximately 9% of total net revenues in the US and are well positioned to further grow this share.

And at the heart of it all is our vertically integrated platform, which I will explain in more detail later—just three key aspects upfront. First, our platform is fully third-party-client-ready. It’s powering our own iconic web shops as well as digital and omnichannel activities of third-party enterprises and communities. Second, based on all these businesses connected to our platform, we collect the deepest data pools in the sports ecosystem, which improve our platform capabilities continuously. And third, our platform and the entire company is net carbon neutral—something we and our consumers care strongly about.

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Now let’s turn our attention to the highly attractive online sports market. You are indeed aware of global megatrends that drive the overall sports market and the growth of it. People first of all want to stay healthier for longer, and sports is the perfect means to do that. Second, they also use more and more digital devices when doing sports—tracker, wearables, apps to support them in their sports activities. And third, an increasing customer base is purchasing their sports gear online, so there’s a massive shift from offline to online channels. All of that drives up the US$72 billion online sports retail market today to be an expected US$130 billion in 2025. And if you add the offline piece, we anticipate our total addressable market will be US$670 billion by 2025—enormous headroom and tremendous growth opportunities for us.

Now, allow me to call out one particular trend that’s very relevant for our business: the e-mobility disruption. Everybody talks about e-cars—the Teslas, the Lucids of the world. However, consumers are starting to switch or complement their cars with e-bikes. And in terms of units sold, e-bikes are projected to grow six and a half times more versus e-cars—a much bigger trend that plays right to our strengths, because we are the largest full bike e-tailer globally, with 300,000 fully assembled bikes shipped every year. In that bike business, e-bike has a high share, growing with more than 100% CAGR over the last six years. And our e-bikes have a high share of owned brands—30% of owned brands with higher margin structure. Hence this e-mobility disruption alone is a huge growth driver for our business in the coming years.

Now, next to bike, we have businesses in outdoor, tennis and team sports. And these four categories together represent a large share of the entire sports retail market, as we can see on the lower part of the chart here. But, more importantly, we believe they represent the four fastest-growing categories in sports in the coming years. Hence you could conclude saying we operate in the most attractive parts of this exciting sports retail market. Now, in those categories, we own the most iconic web shop brands and are the global market leader in two of our biggest categories—bike and tennis—representing about 80% of our total revenues. In bike, we are almost four times larger than the number two globally, and in tennis we’re almost two times larger than the number two globally.

And our ambition is to become the undisputable number one in all of our categories we operate, and to achieve that we have three vectors of growth that we focus on. The first one is to continue driving share with organic growth based on our platform capabilities and the vertical-specific proposition that delights our customers. Remember, we grew with a CAGR of 25% organically in the past three years. Second, we want to continue our successful buy-and-build strategy to consolidate our markets and enter new ones. Philipp will talk you through our recent deals and pipeline in a little bit. And third, we want to accelerate our platform businesses. On our fully third-party-client-ready platform, we run the entire e-commerce business for enterprise clients in our industry. We’ve connected more than 500 independent offline sports retailers to our platform to run “click-and- collect” and “endless aisle services”. And finally, we have connected digital sports communities totaling more than 15 million users, for which we are often the exclusive merchandise partner. Overall, these platform businesses will make up approximately 1.5% of our total net revenues this year, but will grow to 15% by 2025. And these businesses are accretive to margin relative to our first-party business.

Last but not least, all of this gets augmented by data, both our own first-party business and the services we provide to third parties. So let’s talk about how we do this in more detail. At the heart of our success is our vertically integrated platform. It carries all relevant e-commerce services from shop front end to fulfillment and customer service. We have Al and machine-learning-powered solutions—for example, our dynamic pricing

SIGNA Sports United	SIGNA Sports United Business Combination with Yucaipa Acquisition Corporation Friday, June 11, 2011 engine. We run proprietary attribution models in marketing and personalization engines, all based on our deep data pools. And our platform is fully third-party-ready. It powers our iconic web shops and those of leading brands and institutions in all of the verticals—for example, the International Tennis Federation and the ATP—and connects to digital communities like Strava, Kamoot and Fitbit. Our platform is fully scalable and consists of best-of-breed proprietary as well as customized standard software. And it hosts our deep data pools, with more than seven million active customers producing 25 trillion POS data points. This data is feeding into our pricing, marketing and personalization engine and makes the business better and better every day, and that’s what we call a virtuous cycle.

Now, based on this platform, let me give you some more context on how we drive our organic growth and what makes us grow more than market in our first-party e-commerce business. We have built high barriers to entry based on various USPs. The e-commerce basics are already cutting edge. Starts with assortment; you have to have the right items for your consumers. And here we already carry an unparalleled selection. 89% of our bike products, for example, you will not find on Amazon. Why is that? We have about 18% of revenues coming from our own private labels that are exclusively on our channels, with higher margins. We have multiple strategic partnerships with key brands in our industries, providing us with exclusive products. And we have deep specialty inventory, like parts and accessories in bike. So that’s already a first way to differentiate.

Second, we run the highest—high price integrity, with about 6% price premium versus average price in bike. While growing more than market, this is enabled by our dynamic pricing engines and the elasticities that are run through it and based on our strong position of our web shop brands in the markets. We are the go-to destinations where people start their search for the items in their sports category.

And third, next to many unique delivery options, we also have a highly automated fulfillment solution system. Now take bike as an example. Here we have not a typical pick, pack, ship process in the warehouses, but we have a pick, assemble, pack and ship process. Why is that? That is because we get the bikes not fully assembled from our manufacturing partners, but in parts. And secondly, the consumers do not want to assemble these bikes themselves. They want to get it ready to ride. So we do the assembly for them. And in order to do that at scale for 300,000 fully assembled bikes at a competitive cost base, you need to have a high degree of sophistication and automation in your warehouse. Let me roll a quick video here to see and show you how we do this, and you will see this looks more like a car manufacturing assembly line versus a typical e- commerce warehouse.

[VIDEO PLAYS]

Now let’s cover what else we do in addition to the brilliant e-commerce basics. I told you we’re doing to excite the user experience, and it starts with marketing. In sports retail, you can really excite the customers when you address his or her passion and lock them in with the right vertical-specific proposition. We don’t offer a one- size-fits-all proposition. We deliver differentiated experiences by vertical. So, for example, in marketing, we inspire our customers. And if you’re passionate about tennis, for example, it goes a long way if stars like Serena Williams promote you. Listen to what she says about her new racquet in this quick video.

[VIDEO PLAYS: Serena Williams: Hi, I’m Serena Williams and I play with Wilson Blade. You want to play like me, then get my Wilson Blade racket at Tennis Point.]

SIGNA Sports United	SIGNA Sports United Business Combination with Yucaipa Acquisition Corporation Friday, June 11, 2011

Second, we have a lot of vertical-specific user experience elements like finders, filters, deeper product descriptions that make it much easier to find the right product for you and drive conversion. Third, we customize our sports gear at scale. For example, we are stringing more than 100,000 tennis racquets a year to the customer—to each individual customer’s requirements, and/or we also print team jersey sets for many hundreds of amateur and professional soccer clubs. And finally, we engage with the sports enthusiasts beyond e-commerce by building engagement apps ourselves, like myTennis, with more than 350,000 users, or by partnering with the leading vertical apps. This way, the customer and the consumer never leaves our ecosystem and we benefit from very high customer retention that Alex will allude you to in the finance section.

Now, all of this runs on our platform, driving organic growth as the first of three growth vectors. Let me now hand over to Philipp to tell you how we leverage our platform further for our second growth vector, M&A, and our third growth factor, the third-party platform businesses. Philipp, please take it away.

Philipp Rossner

CSO, SIGNA Sports United

Thank you, Stephan. M&A is indeed an important part of our strategy. We’ve done more than seven acquisitions in the past four years. The most recent three acquisitions are Tennis Express and Midwest Sports in the U.S. that we intend to combine to form a new leading US online tennis retailer, and there’s the acquisition of Wiggle Chain Reaction, the second-largest bike online retailer, with approximately US$500 million net sales out of the UK, which is a truly transformative deal for the entire industry.

For all our acquisitions, we follow a clear industrial logic driving geographic expansion, vertical integration and platform business model expansion on top to the financial synergy potential. We follow a proven post-merger integration playbook that brings newly acquired companies onto our platform to exploit the full synergy potential, which typically yields five to 15 percentage points higher growth rates and three to five percentage points higher EBITDA margins once the deals are fully integrated, roughly three to four years after closing.

And as you can see on the next page, Wiggle Chain Reaction really plays to our full strength, as this acquisition ticks all our investment criteria. It’s combining global number one and global number two online bike retailers with such a perfectly complementary geographic sales footprint, as you see on the right, and that acquisition itself will yield a total synergy potential amounting to US$50 million EBITDA per year, just from this deal once the integration is fully completed.

It is worth noting that we typically acquire companies under exclusive and very entrepreneurial terms, either with non-controlling minority interest still held by founders, like is the case in the recent acquisitions of Midwest Sports and Tennis Express in the U.S., or with a significant portion of the total consideration to be paid in shares, like is the case with Wiggle Chain Reaction.

All of this really makes us the buyer of choice for the most attractive sports online players in our space, and you can expect us to further consolidate our markets from such a clear position of strength. At the very moment, we’re diligencing other potential online retail acquisition targets within our verticals with a great strategic fit and a combined total 2022 net revenue of US$400 million. And none of that is included in our plan so far, but all of that comes with massive strategic and financial upside and significant shareholder value upside. But there lies so much more consolidation potential ahead of us, as the space is still highly fragmented, with the top three global retailers only accounting for 7% of the total sports retail market.

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As you see on the next page, our platform is not only a unique asset when it comes to M&A but also when it comes to providing enterprise service solutions for third-party industry partners and consolidating and further automating and digitizing the global distribution of sporting goods in the 21st century. We are essentially providing one-stop-shop full-service e-commerce solutions for the world of sports, including retail media sales and data services, shop software-as-a-service, and global fulfillment services like the global e-commerce operations of large associations like the ITF (the international Tennis Federation) and ATP that run on our platform, as well as leading sporting good brands. We’re also providing omnichannel solutions for third-party retailers. There are more than 500 independent sports retailers in Europe connected to our platform where we enable click-and-collect and endless aisle functionalities, and we expect to expand this to more than 2,500 in the coming years. Our platform also connects digital sports communities like tracking apps and wearables, where users get exclusive shopping benefits that are only one click away from their sports activity session.

All of these platform business models not only bring significant financial upside, with EBITDA margins in the range of 20 to 50%, but they also bring massive strategic upside as all of them generate tons of user and transactional data that we can leverage in turn for our core e-commerce business.

Stephan Zoll

CEO, SIGNA Sports United

Let’s wrap up. We walked you through our three growth vectors: organic, inorganic and the platform businesses, all of them facilitated by one platform and underpinned by our deep data pools, making all these businesses better and better every day. And this is unique in the sports industry. Nobody else has these capabilities. That’s why we are the one and only category-killer in sports online. Unlike in other industries where you have many successful players fighting fiercely for share, we own right now the space of sports vertical, and that is what excites us the most. So let me hand over to Alex now to show you what it all means in terms of financials.

Alex Johnstone

CFO, SIGNA Sports United

Thank you, Stephan. Let me start by taking you through some of our operating KPIs.

The key punchline is that we’re experiencing accelerating operating momentum. We’ve achieved above-market traffic growth, and we’ve done this without forsaking conversion, which has been steadily increasing. We’re experiencing growth in average order values as customers become more accustomed to buying higher-AOV items like bikes and tennis rackets online, which in turn has contributed to lower return rates. Together, this has resulted in accelerating growth in active and new customers.

With regards to how we manage the business, our operating units have complete autonomy with regards to pricing and marketing. However, we insist on first-order profitability, or CLVs to CACs, in excess of 1x, and we periodically monitor the cohort behaviors to ensure our new customers are becoming more profitable and it costs us less to bring them back onto the platform.

SIGNA Sports United	SIGNA Sports United Business Combination with Yucaipa Acquisition Corporation Friday, June 11, 2011

If we double click on the customer base for a second, I just mentioned we’re experiencing acceleration in profitable customers, but why is that? Well, it goes back to the e-commerce basics and differentiators that Stephan was talking about. Firstly, customer experience—the continuous refinement of the customer journey to drive conversion. Secondly, ongoing engagement—CRM optimization to ensure we’re engaging and inspiring our customers to come back to our web shops. And lastly, customer satisfaction, so maintaining a fanatical focus on NPS and customer service. Altogether, these actions have resulted in steady positive development in net revenue retention. Cohorts older than one year are approaching 100%, which is excellent, and across all of our cohorts it’s close to 60%, which represents a significant opportunity to bring more customers back in the following period. And as that ratio of new to existing customers declines, we’re observing a healthy development to both gross and EBITDA margins.

So how have these KPIs translated into financial performance? Firstly, the orange bars represent SSU standalone, and the gray bars represent SSU pro forma for a full year of Wiggle Chain Reaction Cycles, Midwest Sports and Tennis Express. SSU has grown above market with an organic annual growth rate of approximately 25% on a standalone basis. Gross margins have expanded about 280 basis points, predominantly driven by the rollout of our dynamic pricing engine, increasing private label share and improving supplier economics. We’re starting to see the operating leverage in the business kick in, with 380 basis points of adjusted EBITDA margin expansion. We’ve achieved this whilst entering new und er-penetrated markets and investing to win market share.

Turning to the pro forma business, SSU has a revenue scale of approximately US$1.6 billion in fiscal year 2021. Wiggle CRC is a highly strategic transaction with circa US$480 million of revenues in fiscal year 2021. However, the company has been run a little differently to SSU. The business has been focused on generating cash flow versus growth, and subsequently it’s nicely margin accretive to us. As mentioned by Philipp, the transaction is highly synergistic, and we see a huge opportunity to accelerate top-line growth and maintain the current margin structure.

Turning to our five-year outlook, we see organic net revenue growth of 25% annually for the medium term. We anticipate our first-party business, which has historically grown organically in excess of 25%, can continue growing at 20% annually, with the balance coming from our new platform businesses. If we double click on that first-party growth, in our markets and our categories we expect circa 15% online growth, and we intend to capture 100 to 200 basis points above market, which we’ll then supplement with adjacent geographic expansion and our US market entrance in bike and tennis.

Turning to our platform businesses, we’ve heavily invested in our platform over the past couple of years, always with the intention to serve our sports ecosystem partners. We will accelerate the rollout of our connected retail platform and community integrations, which are highly aggressive acquisition channels for our first-party business. We see significant demand from suppliers for our media services or to enable their D2C efforts. Our ability to offer a complete e-commerce stack, including fulfillment or modular solutions, provides the optionality to be strategic about whom we offer these services to. You should expect an announcement early in the next fiscal year.

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Just as important as what’s in the plan, there are significant upsides that we’ve not reflected. You can expect two to three acquisitions annually. Over the medium term, we will likely acquire an incremental US$1 to US$1.5 billion of revenue. Some of this will be from new categories with similar characteristics to our existing categories—large and growing markets, of course, with high equipment shares. We will further expand internationally outside of Europe and North America, potentially through partnership in some markets. Lastly, our growing scale will enable new business model opportunities. For example, within the circular economy, we see significant opportunity and synergy for bike classifieds business. Likewise, we continue to observe a shift in ownership models, and we currently have an e-bike leasing pilot in Frankfurt where we’re observing very compelling unit economics. Once public, we’ll be in a unique position to scale these businesses aggressively, should they gain material traction.

Now turning to our financial model, longer term our financial model will be dependent on the types of M&A category expansion and the success of our platform businesses. Structurally, we believe our first-party business is an 8 to 10% EBITDA margin business, depending on the region and the category, and we anticipate that our platform business can exceed 30%-plus. Longer term, our target EBITDA margins are 12% to 15%. Double clicking on our first-party e-commerce business, you can expect 50 to 60 basis points of annual improvement in gross margins, and this is driven by more of the same: improvements in our dynamic pricing engine, improving wholesaler economics and increased private label share.

We have invested the past couple of years in automating our fulfillment. With some further investment and increased volumes, we’ll see more operating leverage across personnel and logistics. On the marketing side, our growing cohorts of repeat customers will further drive efficiency in our spending. And lastly, our growing scale will provide leverage over our fixed cost base. We’ve invested heavily over the past couple of years to expand our fulfillment capability. Within our existing warehouse footprint, we anticipate that we can scale to fulfill three times the volume of orders over the medium term whilst maintaining capital intensity around 3%.

So what gives us confidence in our target margin structures? We are already observing our target market structure in our more established markets. When we consider SSU standalone and focus on our largest segment, bike and outdoor, which represents 70% of the business today, when we bifurcate into two regions, the DACH region and the rest of Europe, you’ll observe the following. The DACH region—Germany, Austria and Switzerland—is characterized by higher relative online penetration in our verticals, and our web shop brands have established leading market positions, resulting in healthy top-line growth ahead of market, strong gross margins and EBITDA levels in line with our long-term targets. By contrast, the rest of Europe is characterized by relatively lower online penetration. However, the online markets are growing much faster, and we are investing margin to capture share and establish leading positions. We are confident that a similar margin structure to the DACH region will develop as these markets mature and our leadership positions become more established.

Turning to the transaction, a couple of key points. The transaction values the combined entity at US$3.2 billion. Our existing shareholders are rolling 100% of their equity interest, and Ron is personally contributing US$50 million to the PIPE. A few comments on the cash uses of the transaction. Bridgepoint, the owners of Wiggle CRC, will receive approximately US$340 million cash at close, representing 60% of the consideration for Wiggle. 25% of the consideration’s in SSU stock, with the balance being deferred cash due at the end of the lockup period. Net of fees, the company expects to receive US$245 million cash to balance sheet and have approximately US$350 million of liquidity. The proceeds will be applied to further M&A and to accelerate our platform businesses.

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So how do we stack up relative to peers? On a relative basis, over a longer time horizon, SSU compares favorably to the first-party e-commerce peers on a revenue growth perspective. The long-term gross margin target’s slightly lower. However, it’s worth noting that SSU enjoys significantly higher average order values and significantly lower return rates than the majority of its peers. The contribution from the higher-margin platform businesses results in a higher long-term EBITDA margin target than the pure play first-party pairs. The latter for the most part guide to the high single-digit range.

Turning to valuation, the 1.6x firm value to fiscal year 2022 revenues represents a compelling entry point for a business with a superior long-term economic model when compared with the pure play first-party peers. The valuation represents a 55% upside to the 1P peers on a firm value to revenue basis and likewise on a growth adjusted and firm value to gross profit basis. SSU will be the only publicly listed pure play sports e-commerce company in a highly fragmented market with significant runway to become a globally scaled player.

With that, I’ll hand it back to Ira for some closing remarks.

Closing Remarks

Ira Tochner

COO <8 CFO, Yucaipa Acquisition Corporation

Thank you, Alex. I’d like to wrap this up by reiterating why we’re so excited about SSU. First, the market. The company’s playing in the most attractive verticals within the massive and fragmented sports market. Their vertical-specific expertise and broad product assortment means they don’t compete with Amazon. They’ve developed a technology platform that enables them to scale profitably in new geographies, either organically or through M&A. And, as I said before, the company has multiple ways to win and exceed the plan they’ve presented. And lastly, as the only publicly listed company in the category, they have a unique opportunity to globally scale.

And that’s it. SSU is going to make a great public company, and we’re truly excited to become shareholders and join Stephan and the team on this journey. Thank you again.

[END OF TRANSCRIPT]

About SIGNA Sports United

Based in Berlin, Germany, SIGNA Sports United is a leading global sports e-commerce and tech platform in Bike, Tennis, Outdoor and Team Sports with more than 7 million active customers and close to 500 million annual webshop visitors. SIGNA Sports United combines iconic webshop brands such as Wiggle, Chain Reaction Cycles, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, Tennis-Point, TennisPro, Outfitter and many more. More than 1,000+ brand partners, 500+ independent offline retailers and more than 15 million digital sports community members are connected to its platform. Further info: www.signa-sportsunited.com.

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About Yucaipa

Yucaipa Acquisition Corporation is a special purpose acquisition company led by Ronald W. Burkle and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Contacts:

SSU Press Contact

Gideon Jessaijan

SIGNA Sports United GmbH

g.jessaijan@signasports-united.com

+49 (0)30300131-421

SSU Investors Contact

Matt Chesler, CFA

Allison + Partners

matt.chesler@allisonpr.com

+1 646 809 2183

Yucaipa Acquisition Corporation Contact

Frank Quintero

pressrelations@yucaipaco.com

+1 310 228 2860

Additional Information and Where to Find It

In connection with the business combination by and among YAC, Signa Sports United GmbH, Signa Sports United B.V. (“Pubco”), Olympics I Merger Sub, LLC and Signa International Sports Holding GmbH, Pubco intends to file a Registration Statement on Form F-4 (the “Form F-4”) with the SEC which will include a preliminary prospectus with respect to its securities to be issued in connection with the business combination and a preliminary proxy statement with respect to YAC’s shareholder meeting at which YAC’s shareholders will be asked to vote on the proposed business combination. This communication is not a substitute for the Form F- 4, the definitive proxy statement/prospectus or any other documents that YAC will send its shareholders in connection with the business combination. YAC and SSU urge investors, shareholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC, because these documents will contain important information about the proposed business combination. After the Form F-4 has been filed and declared effective, YAC will mail the definitive proxy statement/prospectus to shareholders of YAC as of a record date to be established for voting on the business combination. YAC shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Yucaipa Acquisition Corp., 9130 West Sunset Boulevard, Los Angeles, CA, 90069.; e-mail: lnvestorRelations@YucaipaCo.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

SIGNA Sports United	SIGNA Sports United Business Combination with Yucaipa Acquisition Corporation Friday, June 11, 2011

Forward-Looking Statements

Certain statements made in this press release are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward- looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination between Yucaipa and SSU, the acquisition of Wiggle CRC, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination and the acquisition of Wiggle CRC, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of Yucaipa’s and SSU’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the COVID-19 pandemic. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding Yucaipa’s businesses and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the PIPE investment and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the

SIGNA Sports United	SIGNA Sports United Business Combination with Yucaipa Acquisition Corporation Friday, June 11, 2011 business combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the business combination; the risk that the approval of the shareholders of Yucaipa or SSU for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Yucaipa and SSU; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the amount of redemption requests made by Yucaipa’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the business combination; costs related to the business combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of PubCo’s registration statement on Form F-4 and Yucaipa’s proxy statement, and described in Yucaipa’s Annual Report on Form 10-K and other documents filed by Yucaipa or PubCo from time to time with the SEC. There may be additional risks that Yucaipa and SSU presently do not know or that Yucaipa and SSU currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward- looking statements provide Yucaipa’s and SSU’s expectations, plans or forecasts of future events and views as of the date of this communication. Yucaipa and SSU anticipate that subsequent events and developments will cause Yucaipa’s and SSU’s assessments to change. However, while Yucaipa or SSU may elect to update these forward-looking statements at some point in the future, Yucaipa and SSU specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa’s and SSU’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

YAC, Pubco and SSU and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from YAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of YAC’s shareholders in connection with the proposed business combination will be set forth in YAC’s proxy statement/prospectus when

SIGNA Sports United	SIGNA Sports United Business Combination with Yucaipa Acquisition Corporation Friday, June 11, 2011 it is filed with the SEC. You can find more information about YAC’s directors and executive officers in YAC’s final prospectus filed with the SEC on August 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interests person should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy any securities or exchange or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The proposed business combination will be submitted to shareholders of Yucaipa for their consideration.

Non IFRS Financial Measures

The press release includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. YAC and SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.